UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015
Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
The information contained in this Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-197886 and 333-198832) and Registration Statement on Form S-8 (File No. 333-176922), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Form 6-K is a Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of Star Bulk Carriers Corp. (the "Company" or "Star Bulk") as of and for the six months ended June 30, 2014 and 2015.

1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2015	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

2

Exhibit No.	Name
99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations and our unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2014 and 2015

3